*AB
3/19

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

[redacted]

14048667

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 04 2014

SEC FILE NUMBER
8-69009

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cabot Lodge Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

44 Wall Street, Suite 401
(No. and Street)

New York	New York	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Albert Akerman — (212) 388-6212
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Liebman Goldberg & Hymowitz
(Name – *if individual, state last, first, middle name*)

595 Stewart Avenue, Suite 420	Garden City	New York	11530
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

DD
3/24/14

OATH OR AFFIRMATION

I, Albert Akerman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cabot Lodge Securities LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ALEXANDER MARTIN LIBIN
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 02LI6261807
Qualified in Dutchess County
Commission Expires May 14, 2016

Notary Public

Signature

Executive Vice President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CABOT LODGE SECURITIES

CABOT LODGE SECURITIES, LLC

FINANCIAL STATEMENT

DECEMBER 31, 2013

CABOT LODGE SECURITIES, LLC
(A Limited Liability Company)
December 31, 2013

TABLE OF CONTENTS

LIEBMAN GOLDBERG & HYMOWITZ LLP
Certified Public Accountants
595 Stewart Avenue, Suite 420
Garden City, New York 11530

Tel (516) 228-6600
Fax (516) 228-6664

Independent Auditors' Report

To the Members
Cabot Lodge Securities, LLC

Report on the financial statements
We have audited the accompanying statement of financial condition of Cabot Lodge Securities, LLC as of December 31, 2013, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Cabot Lodge Securities, LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Liebman Goldberg & Hymowitz LLP

Liebman Goldberg & Hymowitz, LLP
Garden City, New York

February 25, 2014

CABOT LODGE SECURITIES, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Assets:		
Cash	$	277,307
Advances to employees		918,973
Reserve against advances to employees		(918,973)
Due from clearing brokers		294,617
Clearing deposits		180,000
Receivable from affiliates		113,637
Fixed assets, net of accumulated depreciation of $17,014		114,515
Security deposits		103,188
Other Assets		90,815
TOTAL ASSETS	$	1,174,079

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Commissions payable	$	237,643
Accounts payable		184,174
Due to affiliates		5,802
Other liabilities		90,701
TOTAL LIABILITIES		518,320
Member's equity		655,759
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,174,079

See accompanying notes to financial statements.

1. ORGANIZATION

Cabot Lodge Securities LLC (the "Company") is a limited liability company organized under the laws of the State of the Delaware in October 2011. The Company commenced operations on August 8, 2012. The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and operates under a membership agreement with the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is required to maintain minimum net capital pursuant to SEC Rule 15c3-1.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
The majority of the Company's revenue is fees received from securities brokerage, agency transaction services and best efforts placements of securities offerings in which the Company acts as a selling group participant. In addition, the Company has been approved as the dealer-manager for a non-traded Real Estate Investment Trust ("REIT") and earns marketing and due diligence fees from the sale of the REIT shares. Revenue is recognized on a trade date basis and placement fees are recognized as transactions are consummated.

The Company does not carry accounts for customers or perform custodial functions related to securities.

Income Taxes
The Company is a single member limited liability company for federal, state and local income tax purposes. As such, the Company is a disregarded entity for tax purposes and does not record a provision for income taxes. The Company's income or loss is included in the tax returns of its member.

Fixed Assets
Fixed assets are stated at cost and are depreciated using the straight line method over

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

their estimated useful lives. Certain assets were disposed of during 2013.

Uncertain Tax Positions
The Company adopted the provisions of the *Financial Accounting Standards Board's ("FASB") Accounting Standards Codification No. 740 ("ASC 740") Subtopic 05* "Accounting for Uncertainty in Income Taxes. As a result of the implementation, the Company was not required to recognize any amounts from uncertain tax positions.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing.

Commissions and Fees Receivable
Commission and fees receivable are stated at the amount the Company expects to collect. At December 31, 2013, there was no allowance for doubtful accounts. If the financial conditions of the Company's customers were to deteriorate, adversely affecting their ability to make payments, allowances for doubtful accounts would be provided.

3. CUSTOMER ACCOUNT RELIEF AGREEMENT

On June 5, 2013, the Company entered into a Customer Account Relief Agreement with Allied Beacon Partners, Inc. ("ABP") whereas the Company would acquire from ABP free and clear of any and all encumbrances, all of ABP's right, title and interest in all of ABP's customer accounts and all agreements between ABP and its customers concerning such accounts. In addition, the Company would not assume any of the liabilities of ABP. The aggregate amount payable by the Company to ABP ("Customer relief aggregate override") per the agreement, is a percentage of the gross commissions earned on the acquired accounts with custody held at the Company's clearing broker, for a 36 month period starting on June 5, 2013.

4. RELATED PARTY TRANSACTIONS

The Company functions as the paymaster entity for two affiliated LLCs held under common control. Commission expenses paid to registered representatives are passed through to the broker-dealer and then reimbursed by CL General Agency ("CLGA"), a general insurance agency and CL Wealth Management ("CLWM"), a registered investment advisor ("RIA"), creating the receivable from affiliate. In addition, managed fees are received from the clearing broker by the Company on behalf of the RIA, therefore creating the payable to affiliate.

5. DUE FROM CLEARING BROKER AND CLEARING DEPOSITS

Due from clearing broker results from the Company's normal securities transactions. As of December 31, 2013, commissions and fees receivable from clearing brokers was $294,617 and clearing deposits aggregated $180,000.

6. EXEMPTION FROM RULE 15C3-3

The Company is exempt from Rule 15c3-3 based upon paragraph (k)(2)(ii) as it does not maintain customer's accounts and operates on a fully disclosed basis with a clearing broker.

7. NET CAPITAL REQUIREMENT

As a broker-dealer and member organization of FINRA, the Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 8:1. Net capital and aggregate indebtedness change from day to day. At December 31, 2013, the Company had net capital of $226,122 which was $191,567 in excess of its minimum net capital requirement of $34,555. At December 31, 2013, the Company's percentage of aggregate indebtedness to net capital was 229.22%.

8. CONCENTRATION OF CREDIT RISK

During the year, the Company may have had significant cash balances maintained at one banking institution in amounts which may have exceeded Federal insurance limits. The Company has not experienced any losses in such accounts and management does not believe it is exposed to any significant credit risk on cash.

9. COMMITMENT and CONTINGENCIES

During 2012, the Company entered into an operating lease agreement for office space. The lease will expire in 2022.

At December 31, 2013, the future minimum lease payments under the leases approximated:

For the Years Ending December 31:

2014	240,532
2015	203,897
2016	208,994
2017	226,125
2018	235,747
2019 and thereafter	745,366
	$1,860,661

10. SUBSEQUENT EVENTS

Management of the Company has evaluated events or transactions that may have occurred since December 31, 2013 and determined that there are no material events that would require disclosures in the Company's financial statements.

***